November 8, 2019

Eric Michel Dusseux
Chief Executive Officer
Bionik Laboratories Corp.
483 Bay Street, N105
Toronto, ON M5G 2C9

       Re: Bionik Laboratories Corp.
           Registration Statement on Form S-1
           Response dated November 5, 2019
           File No. 333-233796

Dear Dr. Dusseux:

        We have reviewed your November 5, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Response Dated November 5, 2019

General

1. We note that the disclosure proposed in your response indicates that the choice of forum provision does not preclude or contract the scope of concurrent jurisdiction for any actions brought under the Securities Act. This disclosure appears inconsistent with your disclosure that your exclusive forum provision could apply to claims under the Securities
       Act. Please reconcile your disclosures, and clearly disclose whether you intend for the provision to apply to actions arising under the Securities Act. If the provision applies to
       Securities Act claims, state in your prospectus that there is uncertainty as to whether a court would enforce such provision.
 Eric Michel Dusseux
FirstName LastNameEric Michel Dusseux
Bionik Laboratories Corp.
November NameBionik Laboratories Corp.
Comapany 8, 2019
Page 2
November 8, 2019 Page 2
FirstName LastName
        Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Legal Branch
Chief, at (202) 551-3617 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Stephen E. Fox, Esq.